FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of March 2006.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[ Nomura Steps up Asian Operations with New Appointments]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 16, 2006	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

Tokyo, March 15, 2006

Nomura Steps up Asian Operations with New Appointments

Nomura Holdings, Inc. (NHI) today announced that Hiroshi Toda, NHI Deputy President and COO, will serve concurrently as President and CEO of Nomura Asia Holdings N.V. (Netherlands) (NAH) effective April 1, 2006. In addition, Mr. Yoshinori Go, currently President and CEO of Nomura International (Hong Kong) Ltd. (NIHK), will serve concurrently as Co-President and COO of NAH from April 1.

Also from April 1, Mr. Thaddeus Beczak, currently Senior Advisor at NIHK, will be appointed Chairman of NAH. Mr Beczak has over 20 years experience working in Asia and with Asian companies. In addition to his current role, Mr. Beczak is a member of the Advisory Committee of the Securities and Futures Commission in Hong Kong and has held various senior positions including Committee Member of the Hong Kong Association of Banks and President of J.P. Morgan Securities Asia.

These appointments will allow Nomura to strengthen its commitment to Asia and accelerate its ongoing business expansion across the region.

Mr. Toda will also support Noriyasu Yoshizawa, Senior Managing Director, Nomura Securities Co., Ltd, and board member of NAH, in charge of Mainland China, in order to accelerate the firm’s China business and infrastructure development.

In other Asian appointments, Kunio Watanabe, currently Managing Director, Financial Institutions Department, Nomura Securities Co., Ltd will be appointed as Co-President NIHK. Mr. Watanabe joined Nomura in 1985 and has worked internationally for Nomura in Switzerland. He was appointed to head the Financial Institutions Department in July 2004.

Ends

For further information please contact:

Name	Company	Telephone
Koichiro Ide	Nomura Securities Co., Ltd	81-3-3278-0591
Larry Heiman	Corporate Communications Dept.,
Nomura Group Headquarters
Makoto Matsuda	Nomura International (Hong Kong) Ltd	852-2536-1022
Joey Wu	Corporate Communications	852-2536-1604

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 134 branches in Japan, and an international network in 28 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.